Exhibit 21.1

SUBSIDIARIES OF ANTERO MIDSTREAM PARTNERS LP

Name of Subsidiary	Jurisdiction of Organization
Antero Midstream LLC	Delaware
Antero Treatment LLC	Delaware
Antero Water LLC	Delaware